Exhibit 99.1

Enzymotec Ltd. Reports Third Quarter 2015 Results

Earns non-GAAP $0.08 and GAAP $0.07 per Diluted Share and Generates $4.7 Million in Operating
Cash Flow

VAYA Pharma Generates Record Net Revenues of $2.2 Million

MIGDAL HA'EMEQ, Israel, November 11, 2015 – Enzymotec Ltd. (NASDAQ: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients, today reported financial results for the third quarter ended September 30, 2015.

Third Quarter Financial Highlights

•	Third quarter net revenues (equity method) increased 30.7% to $12.4 million, compared to the third quarter of 2014.
•	Third quarter net revenues (proportionate consolidation method) increased 24.7% to $15.0 million, compared to the third quarter of 2014.
•	Third quarter adjusted EBITDA increased 55.3% to $2.7 million*, compared to the third quarter of 2014.
•	Third quarter GAAP net income increased 27.0% to $1.5 million, or $0.07 per diluted share, compared to the third quarter of 2014.
•	Third quarter non-GAAP net income increased 32.9% to $2.0 million, or $0.08 per diluted share*, compared to the third quarter of 2014.
•	Third quarter cash flows from operating activities amounted to $4.7 million.
•	The Company provides updated guidance for the full fiscal year ending December 31, 2015.

* A reconciliation of Non-GAAP financial measures to GAAP financial measures is set forth below.

Recent Business Highlights:

VAYA Pharma:

•	Generated record VAYA Pharma sales in the third quarter.
•
VAYA Pharma sales-out in the U.S., which includes IMS data and the Company’s direct sales channels, show an increase of 37% in the third quarter of 2015, compared to the third quarter of 2014 and an increase of 13%, compared to the second quarter of 2015.

•	Expanded the VAYA Pharma U.S. sales force to 33.
•	Increased traffic to VAYA Pharma's online pharmacy resulting in higher refill rate and patient compliance.
•
Dr. Arnold Mech, Head of The Mech Center Outpatient and Research / Medical Director, Sleep Centers of Texas presented at the AACAP 62nd Annual Meeting on a Retrospective Analysis of the effects of Vayarin® in ADHD patients suffering from sleep disturbances, and reported significant improvement of emotional status and sleep quality for Vayarin® users.

•	Granted U.S. patent for Vayacog® in pre-dementia.

Nutrition:

•
Clinical trial results for InFat®, marketed and sold by a joint venture with AAK, titled, "SN2 Palmitate Reduces Fatty Acid Excretion in Chinese Formula-fed Infants: A Double-Blind Randomized Clinical Trial" accepted for publication in the Journal of Pediatric Gastroenterology & Nutrition. The study demonstrated that infants fed with infant formula containing InFat® as the fat fraction, resulted in significantly increased fatty acids absorption.

•	Granted U.S. patent for InFat® covering InFat’s promoting of intestinal development and maturation in infants.
•	Presented at Supply Side West Exhibition in Las Vegas results showing that K•Real® is the only krill oil which has been clinically proven to improve muscle recovery after exercise.
•
The U.S. Patent and Trademark Office (“USPTO”) determined that 26 of 28 challenged claims in Neptune's U.S. Patent No. 8,278,351 are unpatentable. The Company has appealed the USPTO decision to the U.S. Court of Appeals for the Federal Circuit regarding the two remaining challenged claims. Neptune is not entitled to royalty payments in North America unless the final outcome, following the appeal and subject to the settlement agreement terms, is unfavorable to Enzymotec. The final outcome of the appeal is not expected before the second half of 2016.

•	Re-examination on Neptune's patent in Australia is still ongoing. Neptune is not entitled to royalty payments in Australia unless the final outcome is unfavorable to Enzymotec.
•	The Company expects a decision as part of the arbitration with AAK to be rendered by no later than December 31, 2015.

“Enzymotec’s nutrition business provides the anchor of support for the Company as we expand our reach directly to the consumer in VAYA Pharma and explore the opportunities we see in clinical nutrition. We remain focused on our strategy to advance up the value chain as we position the Company’s industry-leading lipids technology as the core foundation to our customers' product offerings and derive the benefits from that leading position. We look forward to exploiting market opportunities to leverage our technology and value-added innovation engine. I believe Enzymotec is well-positioned, and has the financial strength, to execute our strategy and drive these advancements and our anticipated growth” commented Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer.

“The Company continued to experience a recovery in all of its divisions in the third quarter when compared to 2014. This came about despite a temporary capacity constraint due to an organic expansion in our plant for our krill oil and PS products, as well as a shift in certain deliveries of InFat from this quarter to the fourth quarter. With respect to InFat, certain significant Chinese InFat customers have reported that they are carrying lower inventory levels. We believe that this has impacted our third quarter results and this trend may remain in place at least over the short term and may adversely impact our fourth quarter sales. We continue to believe that the competitive landscape in infant formula will force innovation by the multinational players which in turn will fuel our growth. While the krill oil market remains challenging, we have shown that we have been able to compete on the basis of our higher quality product and better cost structure,” stated Dr. Katz.

“In VAYA Pharma, we are beginning to see the returns from the investments this year. The contribution from the expanded sales force has started to ramp in the second half of the year, as we had expected. In addition to an increase in scripts, we have also continued to shift business to our online pharmacy, which improves patient compliance and refill rates as well as our margin contribution. We anticipate continued success as we focus on the value that VAYA Pharma products can bring directly to the consumer,” concluded Dr. Katz.

Third Quarter 2015 Results

For the third quarter of 2015, based on the proportionate consolidation method, net revenues increased 24.7% to $15.0 million, from $12.0 million for the third quarter of 2014. Based on the equity method of accounting, net revenues increased 30.7% to $12.4 million, from $9.5 million for the third quarter last year. The increase was primarily due to an increase of $1.4 million in krill oil sales, an increase of $0.9 million in InFat sales (proportionate consolidation method), and an increase of $0.7 million in sales of VAYA Pharma products.

Gross margin (equity method) for the third quarter of 2015 decreased 240 basis points to 60.1%, from 62.4% for the third quarter of 2014 primarily due to change in product mix.

Selling and marketing expenses for the third quarter of 2015 increased 27.7% to $2.7 million, from $2.1 million for the third quarter of 2014, primarily as a result of an increase of $0.7 million related to an expansion in VAYA Pharma's sales force and infrastructure.

General and administrative expenses for the third quarter of 2015 increased to $1.8 million, from $1.5 million for the third quarter of 2014, primarily due to an increase in headcount and share-based compensation expenses of $0.2 million.

Adjusted EBITDA for the third quarter of 2015 increased 55.3% to $2.7 million, from $1.8 million for the third quarter of 2014. A reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Net income for the third quarter of 2015 increased to $1.5 million, or $0.07 per diluted share, from $1.2 million, or $0.05 per diluted share, for the third quarter last year.

Non-GAAP net income increased to $2.0 million, or $0.08 per diluted share, from $1.5 million, or $0.06 per diluted share for the third quarter of 2014. A reconciliation of non-GAAP net income to GAAP net income is set forth below.

Cash flows from operating activities for the third quarter of 2015 increased by $6.2 million to $4.7 million, from negative cash flows of $1.5 million for the third quarter of 2014.

Below is segment information for the three months ended September 30, 2015 and 2014 (unaudited):

	Three Months Ended September 30, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$12,781	$2,226	$15,007	$(2,579)	$12,428
Cost of revenues(2)	7,064	341	7,405	(2,467)	4,938
Gross profit(2)	5,717	1,885	7,602	(112)	7,490
Operating expenses(2)	3,094	2,381	5,475		5,475
Depreciation and amortization	546	54	600
Adjusted EBITDA(3)	$3,169	$(442)	$2,727

	Three Months Ended September 30, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$10,519	$1,519	$12,038	$(2,526)	$9,512
Cost of revenues(2)	5,633	347	5,980	(2,426)	3,554
Gross profit(2)	4,886	1,172	6,058	(100)	5,958
Operating expenses(2)	3,267	1,560	4,827	—	4,827
Depreciation and amortization	486	39	525
Adjusted EBITDA(3)	$2,105	$(349)	$1,756
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our GAAP net income, see “Non-GAAP Financial Measures” below.

Nine Months Results

For the nine months ended September 30, 2015, based on the proportionate consolidation method, net revenues decreased 2.9% to $45.9 million from $47.3 million for the same period a year ago. For the nine months ended September 30, 2015, based on the equity method of accounting, net revenues increased 2.2% to $37.1 million from $36.3 million for the same period a year ago. The decrease in net revenues based on the proportionate consolidation method was primarily due to a decrease of $2.7 million in InFat sales and $1.0 million in krill sales, partially offset by increased sales of VAYA Pharma products of $1.9 million and increased sales of PS products of $0.5 million.

For the nine months ended September 30, 2015, gross margin (equity method) increased 100 basis points to 61.9% from 60.9% for the same period a year ago, primarily due to change in product mix.

For the nine months ended September 30, 2015, selling and marketing expenses increased 24.0% to $7.8 million, from $6.3 million for the same period a year ago, primarily as a result of an increase of $1.5m related to expanding VAYA Pharma's sales force and infrastructure.

For the nine months ended September 30, 2015, net income decreased 17.3% to $5.5 million (or $0.24 per diluted share) from $6.7 million (or $0.29 per diluted share) for the same period a year ago.

For the nine months ended September 30, 2015, non-GAAP net income decreased 11.4% to $6.8 million, or $0.29 per diluted share, from $7.6 million, or $0.33 per diluted share for the same period a year ago. A reconciliation of non-GAAP net income to GAAP net income is set forth below.

For the nine months ended September 30, 2015, adjusted EBITDA decreased 11.7% to $8.3 million, from $9.4 million for the same period in the prior year. The reconciliation of adjusted EBITDA to GAAP net income is set forth below.

For the nine months ended September 30, 2015, cash flow from operating activities increased by $9.1 million to $9.8 million, from $0.8 million for the same period in the prior year.

Below is segment information for the nine months ended September 30, 2015 and 2014 (unaudited):

	Nine Months Ended September 30, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$39,710	$6,174	$45,884	$(8,762)	$37,122
Cost of revenues(2)	21,712	1,126	22,838	(8,403)	14,435
Gross profit(2)	17,998	5,048	23,046	(359)	22,687
Operating expenses(2)	9,538	6,895	16,433	(3)	16,430
Depreciation and amortization	1,538	142	1,680
Adjusted EBITDA(4)	$9,998	$(1,705)	$8,293

	Nine Months Ended September 30, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$42,982	$4,281	$47,263	$(10,943)	$36,320
Cost of revenues(2)	23,216	1,084	24,300	(10,489)	13,811
Gross profit(2)	19,766	3,197	22,963	(454)	22,509
Operating expenses(3)	10,138	5,212	15,350	—	15,350
Depreciation and amortization	1,629	152	1,781
Adjusted EBITDA(4)	$11,257	$(1,863)	$9,394
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and secondary offering related expenses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

Under U.S. GAAP, the Company is required to account for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, using the equity method of accounting, meaning that the Company recognizes its share in the net results of Advanced Lipids as a share of profits of an equity investee. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus its share of the joint venture's profits. For the three-month periods ended September 30, 2015 and 2014, sales of the Company through this joint collaboration amounted to $3.4 million and $2.6 million, respectively. For the nine-month periods ended September 30, 2015 and 2014, sales of the Company through this joint collaboration amounted to $10.1 million and $10.6 million, respectively.

To provide investors with a better understanding of the Company's performance and for purposes of segment reporting under U.S. GAAP, which requires presentation on the same basis provided to and utilized by management to analyse the relevant segment's results of operations, the Company accounts for the results of operations of Advanced Lipids using the proportionate consolidation method. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of Advanced Lipids, using the proportionate consolidation method. Under the proportionate consolidation method, the Company recognizes its proportionate share of the gross revenues of Advanced Lipids and records its proportionate share of the joint venture's costs of production in its statement of operations.

Balance Sheet and Liquidity Data

As of September 30, 2015, we had $75.8 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities, $27.8 million in other working capital items and no debt.

Guidance for 2015

For the full fiscal year 2015, the Company provides the following updates to guidance:

•	Net revenues, based on the equity method of accounting, of between $50 million and $52 million
•	Net revenues, based on the proportionate consolidation method, of between $62 million and $64 million
•	Non-GAAP net income of between $8.3 million and $9.3 million
•	Non-GAAP diluted earnings per share (EPS) of between $0.36 and $0.40

Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS, based on Non-GAAP net income.

Conference Call Details

Enzymotec will host a conference call today, November 11, 2015, at 8:30 a.m. ET to discuss the financial results for the third quarter of 2015. Listeners in North America may dial +1-877-359-9508 and international listeners may dial +1-224-357-2393 along with confirmation code 68587231 to access the live call. The call will also be broadcast live over the Internet, hosted in the Investors section of Enzymotec's website at http://edge.media-server.com/m/p/8pq5hbsy and will be archived online within one hour of its completion through November 18, 2015.

Forward Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the following risks: A high proportion of the sales of the InFat product is sold to end users in China and to a single company; Growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand in China for our products; The demand for products based on Omega-3 and in particular, premium products, such as krill oil, has declined and may continue to decline following a significant increase in manufacturing capacity by manufacturers of these products, resulting in intense competition and price pressure; Our offering of products as "medical foods" in the United States may be challenged by regulatory authorities; We rely on our Swedish joint venture partner to manufacture InFat and certain matters related to the joint venture are the subject of disagreement in an arbitration proceeding; We are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; We depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; We are dependent on a single facility that houses the majority of our operations; We may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; Potential future acquisitions of companies or technologies may distract our management, may disrupt our business and may not yield the returns expected; We anticipate that the markets in which we participate will become more competitive and we may be unable to compete effectively; We may not be able to successfully expand our production or processing capabilities; Our ability to obtain krill may be affected by conservation regulation or initiatives; Our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; and other factors discussed under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission on March 2, 2015. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance.  Adjusted EBITDA represents net income excluding (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method.  Non-GAAP net income represents net income, excluding (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense).  In addition, both adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business.  Because adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.  Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated (unaudited):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	U.S. dollars in thousands
Reconciliation of adjusted EBITDA to net income:
Adjusted EBITDA	$2,727	$1,756	$8,293	$9,394
Accounting for joint venture	(112)	(100)	(356)	(454)
Depreciation and amortization	(600)	(525)	(1,680)	(1,781)
Secondary offering related expenses	-	-	-	(393)
Share-based compensation expenses	(420)	(261)	(1,218)	(534)
Operating income	1,595	870	5,039	6,232
Financial expenses (income) - net	7	(458)	(519)	(448)
Income before taxes on income	1,588	1,328	5,558	6,680
Taxes on income	(121)	(189)	(285)	(332)
Share in profits of equity investee	78	78	275	360
GAAP net income	$1,545	$1,217	$5,548	$6,708

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$1,965	$1,478	$6,766	$7,635
Secondary offering related expenses	-	-	-	(393)
Share-based compensation expenses	(420)	(261)	(1,218)	(534)
GAAP net income	$1,545	$1,217	$5,548	$6,708

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	U.S. dollars in thousands (except per share data)
NET REVENUES	$12,428	$9,512	$37,122	$36,320
COST OF REVENUES *	4,963	3,573	14,519	13,836
GROSS PROFIT	7,465	5,939	22,603	22,484
OPERATING EXPENSES:
Research and development – net *	1,463	1,451	4,352	4,504
Selling and marketing *	2,654	2,078	7,765	6,260
General and administrative *	1,753	1,540	5,447	5,488
Total operating expenses	5,870	5,069	17,564	16,252
OPERATING INCOME	1,595	870	5,039	6,232
FINANCIAL EXPENSES (INCOME) – net	7	(458)	(519)	(448)
INCOME BEFORE TAXES ON INCOME	1,588	1,328	5,558	6,680
TAXES ON INCOME	(121)	(189)	(285)	(332)
SHARE IN PROFITS OF EQUITY INVESTEE	78	78	275	360
NET INCOME	$1,545	$1,217	$5,548	$6,708
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustments	$(17)	$(89)	$(87)	$(133)
Unrealized gain (loss) on marketable securities	7	(158)	21	(158)
Cash flow hedge	(219)	238	(12)	337
Total comprehensive income	$1,316	$1,208	$5,470	$6,754
EARNINGS PER SHARE:
Basic	$0.07	$0.06	$0.25	$0.31
Diluted	$0.07	$0.05	$0.24	$0.29
WEIGHTED AVERAGE NUMBER OF ORDINARYY SHARES:
Basic	22,542,144	21,977,064	22,462,054	21,956,427
Diluted	23,289,075	23,132,357	23,247,187	23,419,346

* The above items are inclusive of the following share-based compensation expense:
Cost of revenues	$25	$19	$84	$25
Research and development - net	68	38	192	46
Selling and marketing	90	55	274	67
General and administrative	237	149	668	396
	$420	$261	$1,218	$534

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2015	2014
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$26,197	$10,315
Short-term bank deposits and marketable securities	18,176	21,913
Accounts receivable:
Trade	11,940	13,433
Other	4,180	3,110
Inventories	21,535	21,572
Total current assets	82,028	70,343
NON-CURRENT ASSETS:
Investment in equity investee	1,340	1,152
Marketable securities	31,414	35,287
Intangibles, long-term deposits and other	1,142	1,200
Funds in respect of retirement benefits obligation	1,049	994
Total non-current assets	34,945	38,633
PROPERTY, PLANT AND EQUIPMENT:
Cost	40,117	38,237
Less - accumulated depreciation and amortization	10,524	8,963
	29,593	29,274
Total assets	$146,566	$138,250

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$4,833	$5,259
Other	5,005	3,569
Total current liabilities	9,838	8,828
LONG-TERM LIABILITY -
Retirement benefits obligation	1,233	1,150
Total liabilities	11,071	9,978
SHAREHOLDERS' EQUITY:
Ordinary shares	58	57
Additional paid-in capital	123,827	122,075
Accumulated other comprehensive loss	(142)	(64)
Retained earnings	11,752	6,204
Total shareholders' equity	135,495	128,272
Total liabilities and shareholders' equity	$146,566	$138,250

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2015	2014
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,548	$6,708
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	1,680	1,781
Change in inventories	37	(9,939)
Change in accounts receivable and other	432	5,663
Change in accounts payable and accruals	1,286	(3,351)
Share in profits of equity investee	(275)	(360)
Share-based compensation expense	1,218	534
Change in other non-current assets	(256)	(75)
Change in retirement benefits obligation	139	(210)
Loss on sale of property, plant and equipment	16
Net cash provided by operating activities	9,825	751
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible asset	(2,218)	(5,352)
Long-term deposits	(25)	(34)
Change in bank deposits, net	7,523	(20,009)
Investment in marketable securities	(5,147)	(37,285)
Investment in equity investee		(92)
Proceeds from sale of marketable securities	5,489
Proceeds from sale of property, plant and equipment	11
Change in funds in respect of retirement benefits obligation	(111)	123
Net cash provided by (used in) investing activities	5,522	(62,649)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan		(4,200)
Exercise of stock option by employees	535	1,076
Issuance costs		(78)
Net cash provided by (used in) financing activities	535	(3,202)
NET CHANGE IN CASH AND CASH EQUIVALENTS	15,882	(65,100)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	10,315	74,430
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$26,197	$9,330

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
lroth@theruthgroup.com